INVEST IN **HOTELSBYDAY**

# Daytime hotel services: Work, Live, Play. Near home. 🏡



015
eam &
els ago...
2016
Launched
Night+Day
FlexBook
2017
Shark Tank
Bump
2018
2019
1st Gen
Tech Failing
2020
Covid Bottom
2021
Broke
Ceiling
2 Consecutive
Record
Quarters Sales

hotelsbyday.com/en New York NY

Technology | Entertainment | Software | Lifestyle | Travel

LEAD INVESTOR



**Gilad Berenstein** Founder at Brook Bay Capital

I am an experienced travel tech entrepreneur and investor and am proud to support Hotels By Day! Yannis brings together a rare combination of big picture vision, seeing the world as it will be, and an eye for operations and scaling that rarely go together. As importantly Hotels By Day is exactly the solution for our times. Bridge the illogical divide between vacation, relaxation, and work in the only place that has it all... a hotel! With the changing expectations of both workers and employers hard to think of a better time to be in this market.

**Invested $1,000 this round**

## Highlights

1. 📣Q1 2022 update: Delivering on promise to 2X global inventory! (www.wefunder.com/hotelsbyday/updates)

2. 🥇 Sold $17M+ of otherwise idle daytime services, with highest bkgs in 2021

2. 🥇 Sold $17M+ of otherwise idle daytime services, with highest bkgs in 2021

3. Loyalty up +285% YOY, and 71% yearly bkg repeats 💪

4. Capturing shift to Work-From-Home with +178% YOY growth in Work Passes (Vs Leisure) 👏

5. 💰 Wework + Expedia had a baby: Total Addressable Market: $ 1.4 Trillion

6. Massive +400% inventory increase in 2022 with strategic partnerships 🔥

7. As seen on Shark Tank 🦈 New York Times, Fast Company, NPR, CNN & more...

8. Democratizing elegant amenity rich daytime spaces all over the world 🌎

---

## Our Team



**Yannis Moati** CEO

20+ years in hospitality. Co-founded a travel agency, and directed a global tour operator company.

> Work from home and new travel habits have created unprecedented demand for daytime hotel rooms and services. We are positioned to become a major player, increasing inventory by 400% with a global strategic partner, leading to an expanded set of work + leisure services to power a more flexible traveler and a permanently transformed workforce.



**Raul Rey** CTO

Established engineer and tech project manager for leading website applications. 4+ years CTO at HotelsByDay executing a complete tech overhaul.



**Felicia Gray-Speaks** Director of B2B Partnerships

Accomplished Business Development Professional with 25 years experience in travel and hospitality building and managing partner relationships.



**Eddy Kaljic** Head of Daycation services

B2B evangelist, signed over 500+ properties and counting. HotelsByDay culture maker.



**Kyle Blasco** Marketing Director, HotelsByDay

8+ years as Marketing project manager leading teams at USA based marketing agencies. Responsible for HotelsByDay's agile growth.



**Tony Cheung** Tech, Finance, Product Manager

10 years experience in financial industry. B.S. in IT.



**Karr Yutuc** Senior Hotel/Guest Support

Over 12 yrs experience in the customer service industry. Supports HotelsByDay guests and hoteliers. Oversee company's customer service team.



**Cassandra Weller** Press director, HotelsByDay

5+ years in implementing campaigns to secure media coverage. Cassandra is a powerful combo of enthusiasm and creativity in landing us great press.



**Gilad Berenstein** Advisor Board Member

Travel Tech Entrepreneur & Founder. Serving on the Boards of Directors of several of travels leading companies and runs Brook Bay Capital, focusing on Travel & Hospitality Tech investments. Now actively advising HBD on growth.

---

## Covid changed our world 💣... Dawning a new age of 'Spaces As A Service' and Real Estate flexibility. 🌅


HOTELSBYDAY®
#UnlockYourDay
Fundraising campaign, 2022


We grew our business helping guests book hotel services for use during the day
(day rooms, conferences, workspaces, coworking desks, cabanas, pool/beach passes,parking, gym, spa, etc)
And then, Covid hit...

# And it permanently changed how people **live, work, play.**



About half the workforce would rather quit than return to the office.

Employers are migrating to flex-work solutions to survive in a tight labor market.



*97% of remote workers would like to work remotely at least some of the time for the rest of their careers (Buffer 2021)
*"More Than Half of Workers Would Rather Quit Than Go Back to Office" (entrepreneur.com)

# Workplace Evolution


Work Mobility
Tech
Factory
Office
Birth of 3rd Location
Internet Café
CoWorking
Digital Nomad in Hotels
Wotel = Work at Hotel
Mainly For:
. Creatives
. Contractors
. Entrepreneurs
. Financiers
. Gig workers
. Road warriors
. Legals
. etc...
1900s
1930s
1990s
2000s
2010s
2020s

Today, we are transforming our company around these huge changes.

And bookings are already at record highs. 💪 🔥



Quarterly Bookings
2015
1 dream &
12 hotels ago...
2016
Launched
Night+Day
FlexBook
2017
Shark Tank
Bump
2018
2019
1st Gen
Tech Failing
2020
Covid Bottom
2021
Broke
Ceiling
2 Consecutive
Record
Quarters Sales

Based on the surge of demand for **flexible Workspaces**, we signed a strategic deal for a massive **400%** inventory expansion; scheduled for mid-2022.

We are raising funds to drive this evolution,

offering thousands of daytime spaces, amenities, and power the future of
**Work & Play**
**close to home.**

And we're a pure margin play: we don't take away from overnight demand - hotels recognize we bring unique value by monetizing unused real estate, **by day**.

Properties are daytime underutilized despite significant fixed costs

**42%** Avg day room vacancy

**66%** meeting room vacancy

**39%** hotel parking vacancy

**53%** pool chair vacancy

**57%** hotel gym vacancy

**>> Est. $100 billion LEFT IDLE & UNUSED globally**

Want to check in early - we got you.

Want a getaway while the kids are at school? - No problem.

Want to work quietly or use a meeting room down the road for a day? - Yeah, we do that too.

# HOTELSBYDAY®



## Recharge anytime

(Guest room, cabana, pool pass, spa, gym)

## Work anywhere

(Workspace, coworking, meeting room)

**We. Got. You.**

## Guest Profile

- 51% Male. 42% Female.
- 56% 25 to 44 yrs old.
- 62% live within 20 miles of space booked *(additive to traditional hotel guest)*


Booking Interest
Spa 4%
Parking 5%
Coworking Pass 9%
Workspace 12%
Early/Late Checkout 12%
Pool Cabana 16%
Dayroom 42%


Revenues by Booking Frequency
4x Hotel Avg
33%
1
2
3
4
5
6
7
8
9
10+

## 71% yearly bookings by repeat users ❤

★★★★★
5 out of 5

**DIXIE D.**

Nice service

I was pleased to have a place to spend the day while work was being done in my house. I didn't want to bother my friends from 9-5, so it worked out well. I do wish I had the option of choosing my hours, however. It worked out, but I could have used an additional hour, but the hotel staff said they couldn't extend the time by that long.

★★★★★
5 out of 5

★★★★★
5 out of 5

**KELLI K.**

Best Feel In Boston

I am a night nurse and often needed a quiet place to sleep between shifts. The app is very easy to use. HotelsByDay has saved my sanity.

★★★★★
5 out of 5

**NIKOLAS F.**

Too easy!

★★★★★
5 out of 5

**SUSAN S.**

Easy to book

Although we have had amazing experiences in the past, we have yet to check in at the property booked. The booking process was once again fast and very easy! I cant wait to see more New hotels on Hotels By Day. It makes it easy pre cruise and post cruise day adventures in a new city! We will be staying in Seattle in July and Miami in August. Thanks again!

★★★★★
5 out of 5



KADEN Q.
Easy and simple!
The bookings are very easy to find, and everything is color coordinated very well.
I was worried that this wouldn't work, or the hotel would be upset or weird about the concept. But I showed up and was whisked right away to my room. One of the best decisions I've made!
ROBERT B
You are better than WeWork! By miles!
Hot breakfast and a shower!
Loving my work day!



Traction
$17 M total sales in unlocked daytime services
+236% YOY bkg growth
Avg 3.3 bkgs per guest, per year
20K spaces in pipeline
Loyalty Sign-ups
Hotel Onboards
175k
90k
45k
17.5k
5k
2.5k
748
0
11k
8k
3.5k
1.8k
865
637
425
218
85
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Forward-looking projections cannot be guaranteed.



Product
B2C
B2B
HotelsByDay turns Red: Wasted inventory => to Green: New revenues
More feature details: https://youtu.be/X_qrKxlQcE0 | https://www.youtube.com/watch?v=gt8n0lG2K_M



Addressable Market
$1.4 Tr.
Bleisure: $500B. GMV in 2019
Flex-Work: $900B. GMV in 2019
Think 'Expedia + WeWork'
$92 B.
Bleisure: 700k hotels worldwide x 5% dayroom allocation x $90 rate x 365 days
Co-Work:
https://allwork.space/2021/03/coworking-is-the-new-normal-and-these-stats-prove-it/
$433 M.
25k htls x 1% fulfill x $90 rate x 365 days
TAM
SAM
SOM

## Gross sales projections 36 months post raise


Yr.1
$9M
Yr.2
$19M
Yr.3
$30M

Disclaimer: Projections do not guarantee future results.

## Priorities: Capitalize on post-Covid growth

1) Flex-Office program sold to Inc.5000 workforce
2) API connectivity into a 2000%+ inventory increase
3) Establish foothold in Asia

## As Seen In:

"More Than Half of Workers Would Rather Quit Than Go Back to Office"
- *Entrepreneur.com* - *Sep. 2021*

**Join us** in shaping 'the future of Work & Play'


WORK.
LIVE.
PLAY.
DAY PASS
Starting at $49 +tax
HOTELSBYDAY

## Downloads

HBD Hotelier deck 2021 3 .pdf

HBD on WF 2 5 .pdf

Latest Press on Workspaces via HBD.pdf